EXHIBIT 99.1

Sproule Evaluation of Certain Petroleum & Natural Gas Reserves of Suncor Energy Inc. (As

of December 31, 2009) dated January 7, 2011

Ref.: 0468.17530

January 7, 2011

The Board of Directors of Suncor Energy Inc.

Suncor Energy Inc.

P.O. Box 38

112 Fourth Avenue SW

Calgary AB  T2P 2V5

Re:	Evaluation of Certain Petroleum & Natural Gas Reserves of Suncor Energy Inc.
(As of December 31, 2009)

Dear Sirs:

The following is an update of a letter published on September 28, 2010 to reflect a SEC request regarding the reporting of pricing information. Accordingly, Table 2 has been added in this letter to report weighted average prices by geographic area. The September 28, 2010 letter was also an update to an original letter published March 5, 2010 to address earlier SEC comments. The as-of date and results have not changed from that reported in the original letter.

At your request, we have independently evaluated certain proved and probable oil, natural gas, and natural gas liquids reserves of Suncor Energy Inc. (“Suncor”), as of December 31, 2009, in the properties located in the following regions:

East Coast, Canada;

North America Conventional Onshore; and

In Situ, Canada.

The purpose of this report is to summarize the results of our independent evaluations, to be included as an exhibit for Suncor’s annual filings in accordance with U.S. and Canadian security laws and pursuant to the Securities and Exchange Commission (“SEC”), Modernization of Oil and Gas Reporting; Final Rule, December 31, 2008.

Summary of Conclusions

Our evaluation of these reserves was conducted during the period of September 2009 through January 2010. The results of our work are summarized in Table 1.

Table 1

Summary of Reserves Evaluated by Sproule

As of December 31, 2009

	Company Net Proved Reserves (After Royalty)
	Oil & NGLs	SCO	Natural Gas	Total BOE	Portion Evaluated	Portion Reviewed
Geographical Area	MMbbl	MMbbl	Bcf	MMbbl	%	%
East Coast	67	0	0	67	100	0
North America Conventional Onshore	38	0	913	190	100	0
In Situ	0	160	0	160	100	0
Total	105	160	913	417
Grand Total Suncor *	294	2565	1692	3552
Proportion of Total Suncor Reserves	36%	6%	54%	12%

	Company Net Probable Reserves (After Royalty)
	Oil & NGLs	SCO	Natural Gas	Total BOE	Portion Evaluated	Portion Reviewed
Geographical Area	MMbbl	MMbbl	Bcf	MMbbl	%	%
East Coast	99	0	0	99	100	0
North America Conventional Onshore	13	0	376	76	100	0
In Situ	0	179	0	179	100	0
Total	112	179	376	354
Grand Total Suncor*	246	1100	830	2828
Proportion of Total Suncor Reserves	46%	16%	45%	13%

* provided by Suncor

Assumptions, Data, Methods & Procedures

This report has been prepared by Sproule Associates Limited (“Sproule”) using current geological and engineering knowledge, techniques and computer software. It has been prepared within the Code of Ethics of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (“APEGGA”). For this evaluation, Sproule used the reserves evaluation model, Value Navigator (ValNav). This report adheres, in all material aspects, to the SEC, Modernization of Oil and Gas Reporting; Final Rule, December 31, 2008. Sproule used the methods and procedures that it considered necessary to prepare this report, as follows:

Reserves and Production

The oil and natural gas reserves were estimated volumetrically, from production decline curve analyses, using analogy techniques, or by material balance methods. Volumetric reserves were estimated using the net pay encountered at the wellbore and an assigned drainage area, or, where sufficient well data were available, using reservoir volumes calculated from isopach maps of net pay. Reservoir rock and fluid property data were obtained from available core analyses, well logs, PVT data, gas analyses, and published information, either from the pool in question or from a similar reservoir producing from the same zone. Reservoir pressures were derived from drillstem and AOF test data, pressure surveys, and published reports. Recovery factors for oil reserves were selected either from the results of detailed reservoir analyses, or by comparing the reservoir under study with similar reservoirs that have more firmly established recovery factors from extended production histories. Recovery factors for gas reserves were estimated by taking into consideration well depths, deliverability characteristics, product prices, and operating cost information.

The solution gas reserves were estimated based on current producing gas-oil ratios (GORs) and estimates of future oil production or volumetric calculations. Similarly, the natural gas by-product reserves were based on current recoveries and estimates of future gas production.

Forecasts of net revenue were prepared by predicting annual production from the reserves, and product prices. Annual production was forecast taking into account historical production trends of Suncor’s producing wells, applicable regulatory conditions, existing or anticipated contract rates, and by comparison with other wells in the vicinity producing from similar reservoirs.

Historical Data, Interests and Burdens

All historical production, revenue and expense data, product prices actually received, and other data that were obtained from Suncor or from public sources, were accepted as represented, without any further investigation by Sproule Associates Limited.

Property descriptions, details of interests held, and well data, as supplied by Suncor, were accepted as represented. No investigation was made into either the legal titles held or any operating agreements in place relating to the subject properties.

Lessor and overriding royalties and other burdens were obtained from Suncor. No further investigation was undertaken by Sproule Associates Limited.

Operating Expenses

Suncor provided Sproule with recent revenue statements to determine certain economic parameters.

Capital Expenses

Capital expenses were based the capital program provided by Suncor, or on estimates by Sproule.

Abandonment

Well abandonment and disconnect costs were included for the North American Conventional Onshore and the In Situ properties. For these areas, our evaluation does not include well-site or facility reclamation costs. No abandonment costs were incorporated by Sproule for the East Coast property.

Economic Assumptions

This evaluation utilized constant prices and costs which were consistent with the new SEC guidance, which incorporates a twelve month average pricing mechanism. The prices used were supplied by Suncor, and are as follows:

Oil:	WTI	61.04	$U.S./stb
	Edmonton Par	63.55	$Cdn/stb
	Hardisty Heavy (12° API)	54.73	$Cdn/stb
	Western Canada Select (WCS)	56.60	$Cdn/stb
	East Coast Light Oil at Whiffen Head:
	Hibernia	70.53	$Cdn/bbl
	Terra Nova	69.95	$Cdn/bbl
	White Rose	70.28	$Cdn/bbl

Natural Gas:
	Henry Hub	3.82	$U.S./MMBtu
	Alberta AECO-C	3.92	$Cdn/MMBtu
	B.C. Westcoast Station 2	3.88	$Cdn/MMBtu
	CIG US Rockies Gas	3.30	$U.S./MMBtu

Natural Gas By-Products:
	Propane	36.45	$Cdn/bbl
	Butanes	44.27	$Cdn/bbl
	Pentanes Plus	66.66	$Cdn/bbl
	Sulphur	0.00	$Cdn/LT

Foreign Exchange Rate:		0.870	$US/$Cdn

These prices were reviewed by Sproule for reasonableness and were accepted as represented.

The following table provides a summary of the resulting weighted average adjusted prices by geographic area. This has been added as requested in part two of a SEC letter dated December 14, 2010.

Table 2

Summary of Weighted Average Adjusted Prices by Geographic Area

As of December 31, 2009

	Product Plant-gate Constant Prices
Geographical Area, District and	Oil	Synthetic Crude Oil	Natural Gas	Propane/ Butanes	Pentanes Plus
Material Properties	$/stb	$/stb	$/Mcf	$/bbl	$/bbl
East Coast:
Hibernia	68.63
Terra Nova	67.55
White Rose	68.03
North America Conventional Onshore (1)
US Rockies (2)	54.05		3.23	53.57
Colorado Denver—Julesburg Basin	54.05		3.32	53.57
Western Canada (3)	60.59		3.83	44.19	63.83
Ferrier	61.09		3.93	42.90
Wildcat Hills TV Non Unit			3.87	35.73
Ricinus/Bearberry/Strachan	61.11		4.21	44.73	69.24
Medicine Hat			3.71
Alderson			3.74
Gilby/Wilson	56.22		4.15	54.03
Laprise			3.88	44.54
Hanlan Unit			3.52		64.94
Hanlan TV			3.84		62.62
Jedney/Bubbles			4.00	41.00
Wildcat Hills Cretaceous	63.55		3.87	35.73
Peco			3.51		63.20
Boundary Lake	55.97		4.04	50.87	64.01
In Situ:
MacKay River		63.59

(1)           Material properties reported in each geographic area, constitute a minimum of 80% of the total net present value

(2)           US Rockies provided in US dollars, all other prices are in Canadian dollars

(3)           Properties listed by value ranking

Regulatory Considerations

In the conduct of our evaluation, we reviewed the ability of the booked reserves to be developed, produced and/or recovered based on current regulations existing in the jurisdictions where the assets reside. This review yielded no concerns with respect to Suncor’s ability to develop, produce and/or recover the reserves as booked in the selected entities reported and reviewed. Down-spacing requirements or plans have already been approved or have significant offsetting precedents to indicate that such down-spacing requirements have a high degree of certainty to be approved when applied for.

Uncertainties of Forward-Looking Statements & Reserves Estimates

This report contains forward-looking statements including or incorporating expectations of future production revenues and capital expenditures. Information concerning reserves may also be deemed to be forward-looking as estimates involve the implied assessment that the reserves described can be profitably produced in future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e., corporate commitment, regulatory approval, operational risks in development, exploration and production); potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimations; the uncertainty of estimates and projections relating to production; costs and expenses; health, safety and environmental factors; commodity prices; and exchange rate fluctuation.

The analysis of individual entities and properties as reported herein was conducted within the context and scope of an evaluation of a unique group of properties in aggregate. Use of this report outside of this scope may not be appropriate.

Actual future production may require that estimated trends be significantly altered. Reserve estimates from volumetric calculations and from analogies are often less certain than reserve estimates based on well performance obtained over a period during which a substantial portion of the reserves was produced.

The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data provided at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that reservoir and financial performance subsequent to the date of the estimates may necessitate revision. These revisions may be material.

No limitations and/or restrictions were placed upon Sproule by the officials of Suncor in our independent reserves evaluation.

Sproule has no responsibility to update this evaluation for events and circumstances occurring after the date of this report.

Suncor provided all technical data, revenue and expense statements, budget and development strategy prior to December 31, 2009. Any information with a date of occurrence after December 31, 2009 was not considered in the evaluation.

Evaluator’s Qualifications

The people primarily responsible for the evaluation were Doug W.C. Ho, P.Eng., VP Engineering — Unconventional; Matthew J. O’Blenes, P.Eng, Senior Associate — Canada; Scott W. Pennell, P.Eng., Supervisor — Unconventional Gas; and Cameron P. Six, P.Eng., Manager Engineering — Canada. Sproule’s executive endorsement of the Report was provided by R. Keith MacLeod, P.Eng., President. The persons responsible for the preparation of the report are qualified reserves evaluators and auditors and are completely independent from Suncor in accordance with National Instrument 51-101.

Certification

Report Preparation

The report entitled “Evaluation of Certain Reserves of Suncor Energy Inc., (As of December 31, 2009)” was prepared by the following Sproule personnel:

Original Signed by Doug W.C. Ho, P.Eng.

Doug W. C. Ho, P.Eng.
Vice-President, Engineering - Unconventional
07/01/2011	dd/mm/yr

Original Signed by Matthew J. O’Blenes, P.Eng.

Matthew J. O’Blenes, P.Eng.
Senior Associate
07/01/2011	dd/mm/yr

Original Signed by Scott W. Pennell, P.Eng.

Scott W. Pennell, P.Eng.
Supervisor, Unconventional Gas
07/01/2011	dd/mm/yr

Original Signed by Cameron P. Six, P.Eng.

Cameron P. Six, P.Eng.
Manager, Engineering - Canada
07/01/2011	dd/mm/yr

Sproule Executive Endorsement

This report has been reviewed and endorsed by the following Executive of Sproule:

Original Signed by R. Keith MacLeod, P.Eng.

R. Keith MacLeod, P.Eng.
President
07/01/2011	dd/mm/yr

Permit to Practice

Sproule Associates Limited is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and our permit number is P00417.

Enclosure(s)

MJO-RKM

P:\Suncor 17530 WC 2009\Report - SEC summary all Regions\Suncor 2009 Summary for SEC Jan. 7  2011.doc